Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2008	Year Ended December 31,

		2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$4,295	$431	$6,510	$6,075	$4,922	$4,370
Add: Interest expense	342	246	211	172	149	121
Add: Interest factor in rental expense	217	296	304	281	253	244

Total earnings	$4,854	$973	$7,025	$6,528	$5,324	$4,735

Fixed charges:
Interest expense	$342	$246	$211	$172	$149	$121
Interest capitalized	37	67	48	32	25	25
Interest factor in rental expense	217	296	304	281	253	244

Total fixed charges	$596	$609	$563	$485	$427	$390

Ratio of earnings to fixed charges	8.1	1.6	12.5	13.5	12.5	12.1